FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2009

Commission File Number    000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated January 14, 2009

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC GAINS NEW CHANNEL TO MARKET

WITH GAMING TECHNOLOGY SOLUTIONS PLC

Top CryptoLogic games to be offered in multiple languages and currencies through leading global supplier of gaming platform solutions

January 14, 2009 (Dublin, IRELAND) – CryptoLogic Limited, a world leader in Internet casino and branded gaming software, today announced a strategic partnership with Gaming Technology Solutions PLC (GTS), a leading global supplier of platform solutions for online gaming operations.

The partnership is consistent with CryptoLogic’s strategy to expand the number of market leading casino sites that offer the company’s games. GTS’s impressive list of tier one customers includes Unibet, bwin, 888, Expekt, and Betclick, as well as many other top brands.

Under the agreement, CryptoLogic’s top-performing games will be made available to GTS customers through its Enhanced Gaming Engine (EdGE), a proprietary games platform. A range of 10 CryptoLogic games will be live on the platform for GTS customers by the end of the first quarter of 2009.

“Today, we connect CryptoLogic’s leadership in gaming innovation with GTS’ ability to serve top-tier gaming operators around the world,” said Brian Hadfield, CryptoLogic’s President and CEO. “This partnership is yet another example of how CryptoLogic is opening up powerful new distribution channels to get our market-leading games into the hands of more customers — and more players.”

EdGE is an industry-leading, cross-channel content delivery platform that offers access to premier games created by world class developers like CryptoLogic. EdGE facilitates quick delivery of new content across multiple languages, including all European and most Asian languages (Chinese, Japanese and Korean), currencies and domains. Sports, casino, bingo, puzzle and soft games can all be delivered as browser-based or downloadable client products.

“Our operators demand and deserve market leading casino products — and CryptoLogic offers some of the world’s most recognized brands and games,” said Steven Matsell, GTS’ Business Development Director. “To us, this partnership makes perfect sense.”

In recent months, CryptoLogic has signed deals with 888.com, PartyGaming and Orbis, some of the biggest names in gaming.

With more than 200 games, CryptoLogic has one of the most comprehensive casino suites on the Internet today. CryptoLogic has earned rave reviews from industry peers and players alike, and in 2008 earned Gambling Online Magazine’s Top Casino Software award for the third consecutive year. Based on the votes of players around the world, it is widely considered the industry’s top honour.

MARINE HOUSE, CLANWILLIAM PLACE, DUBLIN 2, IRELAND

TEL (353) 1 234.0400

2

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About Gaming Technology Solutions (www.gtsplc.com)

Formed in 2005, Gaming Technology Solutions (GTS plc) is a leading provider of cross channel gaming solutions for online gaming operations. As a truly “Open” platform and integration partner to operators GTS offer an impressive catalogue of successful game titles from all delivered on the world class EdGE platform.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Kyla Thoms, ext. 237 kthoms@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this news release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.